UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Savara Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

805111101

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805111101	13D/A	Page 2 of 6 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 11,622,598 shares of Common Stock (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 11,622,598 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,622,598 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants (as defined herein) to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 11,622,598 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 111,632,933 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the March 2021 Public Offering (as defined herein), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on March 12, 2021, after giving effect to the March 2021 Offering, including the exercise in full of the underwriters’ option to purchase additional shares, and (ii) 4,709,390 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D/A	Page 3 of 6 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 11,622,598 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 111,632,933 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the March 2021 Public Offering (as defined herein), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on March 12, 2021, after giving effect to the March 2021 Offering, including the exercise in full of the underwriters’ option to purchase additional shares, and (ii) 4,709,390 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

This Amendment No. 1 relates to the Common Stock of Savara Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 30, 2019 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On March 15, 2021, the Reporting Persons purchased in the aggregate (i) 2,342,069 shares of Common Stock and (ii) Pre-Funded Warrants to purchase 17,175,172 shares of Common Stock in an underwritten public offering (the “March 2021 Public Offering”) at a price per share of Common Stock of $1.45 and a price per share underlying Pre-Funded Warrants of $1.449. BCLS II purchased (i) 2,087,787 of such shares of Common Stock and (ii) Pre-Funded Warrants to purchase 15,310,438 shares of Common Stock for aggregate cash consideration of $25,212,115.81. BCIPLS purchased (i) 254,282 of such shares of Common Stock and (ii) Pre-Funded Warrants to purchase 1,864,734 shares of Common Stock for cash consideration of $3,070,708.47. Each of the Reporting Persons used its own working capital to acquire such shares of Common Stock and Pre-Funded Warrants.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS II holds 6,162,631 shares of Common Stock and a Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock and (ii) BCIPLS holds 750,577 shares of Common Stock and a Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from exercising their Pre-Funded Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 11,622,598 shares of Common Stock as of the date hereof.

As described in Item 6 below, on March 10, 2021, pursuant to the Repurchase Agreements, the Reporting Persons agreed to the termination of their Warrants to purchase an aggregate of 17,374,517 shares for a price of $0.15 per share underlying each Warrant. The transaction was completed on March 15, 2021.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 111,632,933 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the March 2021 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on March 12, 2021, after giving effect to the March 2021 Offering, including the exercise in full of the underwriters’ option to purchase additional shares, and (ii) 4,709,390 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

March 2021 Lock-up Agreement

In connection with the March 2021 Public Offering, Ricky Sun, Ph.D., entered into a lock-up agreement (the “March 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the March 2021 Lock-up Agreement, Dr. Sun agreed not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock for 90 days after the date of the prospectus supplement relating to the March 2021 Public Offering without the prior written consent of Jefferies LLC and Piper Sandler & Co., subject to certain exceptions.

References to and the description of the March 2021 Lock-up Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the March 2021 Lock-up Agreement, which is attached hereto as Exhibit F and incorporated by reference herein.

March 2021 Warrant Repurchase Agreements

Pursuant to a Warrant Repurchase Agreement (the “March 2021 Warrant Repurchase Agreement”), dated as of March 10, 2021, by and between the Issuer and each of the Reporting Persons, the Reporting Persons agreed to the termination of their Warrants to purchase an aggregate of 17,374,517 shares of Common Stock for a price of $0.15 per share underlying each Warrant. The transaction was completed on March 15, 2021.

References to and the description of the March 2021 Warrant Repurchase Agreements do not purport to be complete and are qualified in their entirety by reference to the form of March 2021 Warrant Repurchase Agreement, which is attached hereto as Exhibit G and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit F	Form of March 2021 Lock-up Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 11, 2021)

Exhibit G	Form of March 2021 Warrant Repurchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 11, 2021)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: March 17, 2021	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory